Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Susan Lloyd-Hurwitz Date of last notice 3 March 2025 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Interest in securities held by SOBEDA Pty Ltd as the trustee of IWEUS Balance Trust on behalf of a body corporate controlled by Ms Lloyd-Hurwitz Date of change 24 June 2025 No. of securities held prior to change 2,074 Rio Tinto Limited ordinary shares (Shares) Class Ordinary shares Number acquired 384 Shares Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation 192 Shares purchased at $103.7934 per Share; 192 Shares purchased at $103.8100 per Share. No. of securities held after change 2,458 Shares EXHIBIT 99.6

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Acquisition of Shares by way of on-market trade. Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A Date of change N/A No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed N/A Interest acquired N/A Interest disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation N/A Interest after change N/A Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? N/A If prior written clearance was provided, on what date was this provided? N/A